Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2021

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “Meeting”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on June 29, 2021 for the following purposes:

To table the financial statements of the Company for the year ended December 31, 2020, as contained in the annual report on Form 20-F and the Hong Kong annual report of the Company issued on April 12, 2021.

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

1.	that Mr. Lim Ah Doo be re-elected as a director of the Company;

2.	that Mr. Chang Sun be re-elected as a director of the Company;

3.	that Ms. Judy Qing Ye be re-elected as a director of the Company;

4.	that the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2021 be confirmed;

5.	that the Board of Directors of the Company be authorized to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company);

To consider and, if thought fit, pass the following resolution as a Special Resolution:

6.	to amend and restate the Company’s Articles of Association to reflect such amendments as detailed in the proxy statement and set forth in Exhibit A hereto and thereto, a copy of which has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and to approve and adopt the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting; and

To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

7.	that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company filed its annual report on Form 20-F and submitted its Hong Kong annual report for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission and to the Stock Exchange of Hong Kong Limited, respectively, on April 12, 2021, which annual reports may be accessed on the Company's investor relations website at investors.gds-services.com, on the SEC’s website at www.sec.gov (for the annual report on Form 20-F) and on the HKEx’s website at www.hkexnews.hk (for the Hong Kong annual report). The Company will provide hardcopies of the annual reports, free of charge, to its shareholders and the holders of the Company’s American depositary shares (“ADS”) upon request submitted to ir@gds-services.com.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on June 4, 2021 (China Standard Time) as the record date (the “Shares Record Date”) for determining the holders of our ordinary shares and Series A convertible preferred shares entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only holders of our ordinary shares and Series A convertible preferred shares registered in the register of members of the Company at the close of business on the Shares Record Date are entitled to attend and vote at the Meeting or at any adjournment that may take place. The share register of the Company will not be closed. Holders of American depositary shares (the “ADSs”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary of the ADSs, and representing our Class A Ordinary Shares are not entitled to attend or vote at the Meeting. Holders of ADSs as of close of business on June 4, 2021, New York time will be able to instruct JPMorgan, as to how to vote the Class A Ordinary Shares represented by such ADSs. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares must act through JPMorgan.

We cordially invite all shareholders of the Company to attend the Meeting in person. We encourage shareholders planning to attend the Meeting in person to preregister by sending an email to ir@gds-services.com. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the Meeting would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return the form of proxy in accordance with these instructions. For holders of Class A ordinary shares registered on our branch register of members in Hong Kong, to be valid, the form must be completed and returned by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. For holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands, to be valid, the form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual General Meeting of Shareholders, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,

William Huang Wei

Chairman of the Board and
Chief Executive Officer

Exhibit A

Amendment and Restatement of the Company’s Articles of Association

1.	The following new definition shall be added in alphabetical order:

“Hong Kong Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

2.	Current Article 58 shall be deleted in its entirety and replaced with the following new Article 58:

58.	(1) A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

(2)	In addition to the powers to call meetings set out in Article 58(1):

(i)	for so long as either STT or the holders of the Class B Ordinary Shares and William Wei Huang have the right to nominate or appoint Directors contained in Articles 86(2) and Article 86(4), respectively, STT and/or William Wei Huang and/or any one or more of the registered holders of Class B Ordinary Shares (as the case may be) shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business necessary for the nomination and appointment of any such Directors;

(ii)	for so long as STT has the right to appoint any STT Director pursuant to Article 86(2), any one or more Members (other than STT or any affiliate of STT controlled by STT) holding at the date of deposit of the requisition not less than one-third of the issued Class A Ordinary Shares (excluding for the purposes of this Article 58(2)(ii), any Class A Ordinary Shares Beneficially Owned by STT or any affiliate of STT controlled by STT) shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition;

(iii)	for so long as STT ceases to have the right to appoint any STT Director pursuant to Article 86(2), any one or more Members (including STT or any affiliate of STT controlled by STT) holding at the date of deposit of the requisition not less than one-third of the issued Class A Ordinary Shares shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and

(iv)	any one or more Members holding at the date of deposit of the requisition not less than 10% of the voting rights, on a one vote per share basis, in the share capital of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition.

(3)            Any such meeting shall be held within two (2) months after the deposit of such requisition. If within ten (10) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

3	.	Current Article 59(1) shall be deleted in its entirety and replaced with the following new Article 59(1):

59.      (1)         An annual general meeting and any extraordinary general meeting may be called by not less than 14 calendar days’ Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a)   in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)   in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

4.	Current Article 61(2) shall be deleted in its entirety and replaced with the following new Article 61(2):

61. (2)          No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv), two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than 10% of the aggregate voting power in the Company throughout the meeting shall form a quorum.

5.	New Article 74A shall be added after existing Article 74:

74A. Where any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

6.	The introductory paragraph to current Article 86(4)(C) shall be deleted in its entirety and replaced with the following new introductory paragraph to Article 86(4)(C):

(C) Upon either (i) the Automatic Conversion of the Class B Ordinary Shares, or (ii) the conversion of such of the Class B Ordinary Shares that results in William Wei Huang ceasing to have Beneficial Ownership in not less than five per cent. (5%) but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis:

7.	Current Article 86(4)(D) shall be deleted in its entirety and replaced with the following new Article 86(4)(D):

(D) Upon William Wei Huang ceasing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis, (a) the appointment right set out in Article 86(4)(C)(ii) shall cease and terminate, (b) any Director appointed pursuant to the provisions of Article 86(4)(C)(ii) then in office shall retire from office by rotation at the appropriate annual general meeting of Members in accordance with the terms of their appointment, and (iii) at the relevant annual general meeting, their replacement as a Director shall be nominated and appointed pursuant to the provisions of Article 86(6).